March 10, 2009

Alan R. Steel
Executive Vice President and Chief Financial Officer
Point.360
2777 North Ontario Street
Burbank, CA 91504

      RE: Point.360
           File Number: 001-33468
           Form 10-K: For the Year Ended June 30, 2008

Dear Mr. Steel:

      We have reviewed the above referenced filings and have the following comments. We believe you should file an amended Form 10-K in response to comments nine and fourteen and revise future filings in response to the other comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended June 30, 2008

Selected Financial Data, page 15

1.   Please disclose the basis of the financial information for the periods prior to August 14, 2007 (i.e. that they have been carved out of Old Point.360 for comparative purposes) here and else where in your filing where you present comparative financial information.

Management's Discussion and Analysis, page 16

Overview, page 17

2.   We believe your overview section can be enhanced to facilitate a readers
        understanding on the most important matters in which you focus in evaluating
        financial condition and operating performance. Consider including economic or
        industry-wide factors relevant to the Company and provide insight into material
        opportunities, challenges and risks presented by known trends and uncertainties, as
        well as actions being taken to address these matters. In addition, we believe you
        should identify and discuss relevant financial and non-financial performance
        indicators (e.g. product development, market demand, customer and vendor
        relations, etc.), which you use to manage the business. Please revise accordingly.
        Refer to the guidance in Section III (A) in FR-72 (Release No. 33-8350).

Twelve Months ended June 30, 2008…, page 17

3.   A significant portion of your results of operations disclosure is dedicated to stating,
        in narrative text form, dollar and percentage changes in accounts. In addition,
        while you discuss certain factors to which changes are attributable, you do not
        quantify some of these factors nor analyze the underlying business reasons for the
        changes. For example, you state that revenue declined by $1.0 million, excluding
        the effects of Eden FX, but you do not analyze the underlying reason for the
        change. We believe your disclosures could be improved and made more user-
        friendly and clear by:

        •   using tables to list, quantify, and sum all of the material individual factors to
            which changes in accounts are attributable;
        •   refocusing the narrative text portion of the disclosure on analysis of the
            underlying business reasons for the individual factors in the tables above;
        •   ensuring that all material factors are quantified and analyzed; and
        •   quantifying the effects of changes in both price and volume on revenues and
            expense categories, where appropriate.

        We believe such enhancements will significantly improve the ease of use of the
        information to present in your MD&A discussion and allow you to focus the
        narrative text on discussion and analysis of these figures as seen through the eyes
        of management, which we believe should be the focus of your discussion. Please
        revise accordingly.

4.   Please discuss and analyze changes in costs of services on a stand-alone basis in
        addition to your current disclosure which is made in the context of gross profit.

Liquidity and Capital Resources, page 20

5.   Please provide a discussion and analysis of your operating, investing, and financing cash flows. For operating cash flows, we note that factors impacting it may be available in preceding sections of your filing but such information is disaggregated and not readily apparent. In this regard, please disclose here the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance.

6.   We note your disclosure that the Company expects to receive an additional $0.4 million from DG FastChannel for ADS Business working capital. Reference is made to Note 12 to the Consolidated Financial Statements, which states that the Company expects to receive approximately $1.9 million additional cash from DG FastChannel pursuant to the Working Capital Reconciliation Agreement among Old Point.360, DG FastChannel and the Company. Please reconcile these statements for us and revise your disclosure as appropriate.

Contractual Obligations Table, page 21

7.   Please explain to us why operating lease obligations amounts are the same under both tables. It would appear that the amounts under the second table should be less given that the Company purchased a building that it previously rented.

Critical Accounting Policies and Estimates, page 22

8.   Please revise to expand your accounting policy for revenue recognition here and in the notes to the consolidated financial statements to specifically address your accounting for each significant type of revenue. For example, we note that you currently store one million videotape and film elements in a protected environment. Therefore you should state your policy for recognition of revenue from these storage and archival services, and all of the other significant services that you provide. In addition, please briefly describe each of your categories of revenue here to facilitate investors understanding of the nature of your revenue and your related accounting policy. We also note that you recognize revenue when services have been completed. Please tell us and revise to disclose how delivery impacts the timing of your revenue recognition.

Report of Independent Registered Public Accounting Firm, page 26

9.   Please provide a revised accountant's report that includes the city and state where issued. Refer to Article 2.02(a)(3) of Regulation S-X. In addition, we note that the consent of the independent public accounting firm (exhibit 23.1), makes reference to the accountant's report dated September 15, 2008. We note that the accountant's reported is dated September 18, 2008. Please reconcile and revise as necessary.

Consolidated Statement of Income (Loss) page 28

10.   We note that your net loss for the year ended June 30, 2008 is $943,000 per the income statement and is $103,000 per the statement of shareholders' equity. Please reconcile and explain to us why the amounts differ.

Notes to Consolidated Financial Statements, 31

Note 2: Summary of Significant Accounting Policy, page 33

Pro Forma Earning (Loss) Per Share, page 34

11.   Please explain to us the reason it is appropriate under GAAP to present pro forma basic and diluted earning (loss) per share on the face of your income statement, and not basic and diluted earning (loss) per share. For guidance, refer to SFAS 128.

12.   Additionally, please provide the information required by SFAS 128 paragraphs 40 and 41.

Note 8: Commitments and Contingencies, page 41

Operating Leases, page 41

13.   Please revise to provide all of the disclosures required by paragraph 16d.of SFAS No.13.

Controls and Procedures, page 57

14.   We note that you did not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. We refer you to foot note 82 of Release No. 33-8760 which states that a newly public company that files a transition report will be required to fully comply with the internal control over financial reporting requirements when filing an annual

report for its next fiscal year. Since you filed a transition annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate in the amended filing.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Aamira Chaudhry at 202-551-3389 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Accounting Branch Chief